NEWS RELEASE

Birch Mountain Receives Conditional Approval to List on the TSX

CALGARY, November 27, 2006—Birch Mountain Resources Ltd. ("Birch Mountain" or the "Company") (BMD:TSXV and AMEX) is pleased to announce that it has received conditional approval for listing on the Toronto Stock Exchange ("TSX"), subject to the closing of the convertible debenture financing which priced November 21, 2006. The Company anticipates the financing will close on December 5, 2006 and expects to move from the TSX Venture Exchange to the TSX shortly thereafter. Birch Mountain is pleased to be migrating its listing to the TSX, which reflects its transition to an operating company.

Birch Mountain announces that Dr. Ken Foster has joined our team as Director, Environmental Affairs. "Ken has 6 years of experience with Alberta Environment and has joined us from AMEC Earth & Environmental ("AMEC") where he has spent the past 5 years as a Senior Environmental Consultant working on numerous oil sands project applications" states Don Dabbs, Senior Vice President. "Ken is very familiar with Birch Mountain and our projects. At AMEC he led the team working on both the Muskeg Valley Quarry and the Hammerstone Project environmental impact assessments," says Dabbs. In the immediate future, Dr. Foster’s focus will be on completing the Hammerstone Project and our South Haul Road approvals.

Birch Mountain is developing the industrial mineral potential of its extensive mineral properties in the oil sands region of northeastern Alberta and believes the strong global demand for oil and the heightened profile of Alberta’s oil sands will ensure long-term demand for limestone aggregate and reagent products from its Muskeg Valley Quarry and Hammerstone Project.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or	Equity Communications, LLC
Don Dabbs, Senior Vice President	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel: 908.688.9111 Fax: 908.686.9111
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.